Exhibit 99.3
Management’s Discussion and Analysis
of Operations of the Company

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis provides Management’s perspectives on Neurochem Inc. and its subsidiaries (Neurochem or the Company) and their performance. It also discusses the material variations in the audited consolidated statements of operations, financial position and cash flows of Neurochem for the years ended December 31, 2007, 2006 and 2005. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Also available on SEDAR and EDGAR are the Company’s reconciliation to United States (US) GAAP and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and Securities and Exchange Commission rules and regulations.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this Management’s Discussion and Analysis.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in the consolidated financial statements and in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
This discussion and analysis was performed by management with information available as of March 13, 2008.
Description of Neurochem
Neurochem is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
In November 2007, the Company announced important initiatives following key events that took place over the past year. The Company announced the termination of the tramiprosate (ALZHEMED™; homotaurine) pharmaceutical drug development program, including the early termination of its European Phase III clinical trial, and the advancement of its next generation prodrug of tramiprosate (ALZHEMED™) into preclinical development for the treatment of Alzheimer’s disease (AD). Also, the Company announced its decision to take steps to commercialize homotaurine as a branded nutraceutical, potentially starting as early as 2008. Furthermore, Neurochem announced that it intends to continue to advance eprodisate programs for Amyloid A (AA) amyloidosis, as well as for Type II Diabetes as well as certain features of metabolic syndrome. These decisions are discussed further in the following paragraphs.

The current status of the Company’s principal product candidates is as follows:

Disease indication	Product candidate	Stage of development

AA amyloidosis	eprodisate (KIACTATM)	Clinical development

Type II Diabetes as well as	NC-503	Phase II clinical trial
certain features of metabolic syndrome

Alzheimer’s Disease	prodrug	Pre-clinical development
Eprodisate (KIACTA™) is the Company’s oral investigational product candidate for the treatment of AA amyloidosis, a potentially fatal disease which is often associated with kidney dysfunction. The Company was seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. In December 2007, the Company received an acknowledgement from the United States Food and Drug Administration (FDA) that Neurochem’s response to the approvable letter received in July 2007 for the New Drug Application (NDA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis is a complete, Class 2 response. In this second approvable letter (July 2007), the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter also states that additional submissions, filed by Neurochem as part of its response to this approvable letter, may address issues raised in this letter. The FDA had indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. Neurochem had also submitted for marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union and Switzerland. In December 2007, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), issued a negative opinion recommending refusal of the marketing authorization application (MAA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis in the European Union and concluded that another study would be needed to demonstrate eprodisate (KIACTATM)’s effectiveness. The Company requested a re-examination of the opinion by CHMP. As provided by the European regulations, the Company requested that the CHMP consult a Scientific Advisory Group in connection with the re-examination. Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the US and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland. On March 13, 2008, the Company announced its decision to pursue the drug development program for eprodisate (KIACTA™) for the treatment of AA amyloidosis. The Company is taking steps to initiate a second Phase III clinical trial and will enter into discussions with the FDA and with the EMEA to reach agreement on the terms for an approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. As part of its decision, the Company announced that it is withdrawing its current marketing applications for eprodisate (KIACTA™) in the United States, the European Union and Switzerland.
In December 2004, the Company concluded a collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to $54 million, as well as tiered distribution fees which will be based upon net annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the US and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories. KIACTA™ is a trademark of Johnson & Johnson Corporation.
NC-503 (eprodisate) is being developed for the treatment of Type II Diabetes as well as certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada in February 2008. NC-503 has shown beneficial effects in preclinical in vivo models. Preliminary results have shown that NC-503 protects the kidney function in obese diabetic rats. As well, NC-503 has shown an impact on metabolic changes associated with Diabetes and obesity, including a significant decrease of triglyceride levels and cholesterol, a significant decrease of glycemia and an increase in insulin plasma levels.
The decision to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program early was taken in November 2007. Tramiprosate (ALZHEMED™) was the Company’s investigational product candidate for the treatment of AD. In November 2007, the Company announced the early termination of the European Phase III clinical trial for the treatment of AD. This decision was taken in light of the information gathered from the North American Phase III clinical trial and from the Special Advisory Board established to assist Neurochem in reviewing and analyzing the data from the North American Phase III clinical trial. Neurochem was faced with the decision of completing the European Phase III clinical trial and/or initiating another Phase III study to support the approval of tramiprosate (ALZHEMEDTM) by regulatory agencies and/or investing in the development of a next generation compound related to the original product candidate. Neurochem took the decision to leverage the numerous years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMEDTM) for AD, and to prioritize and accelerate the development of its next generation prodrug candidate of tramiprosate into preclinical development for the treatment of AD. Tramiprosate (ALZHEMED™) completed its 18-month North American Phase III clinical trial during the first quarter of 2007. Despite some descriptive data showing numerical differences in favor of tramiprosate (ALZHEMED™), the North American Phase III clinical trial did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. Due to significant interference from confounding factors and between-site variations that complicated the statistical analyses beyond expectations, it was not possible to demonstrate a statistically significant treatment effect of tramiprosate (ALZHEMED™). However, a difference observed in hippocampal volume did approach statistical significance utilizing an adjusted model aiming to address confounding factors. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in a 12-month open-label extension of the North American Phase III study.
In light of some encouraging results from preliminary post-hoc analysis of the data from the North American Phase III trial which suggest an effect of homotaurine on cognition and memory and given that homotaurine occurs naturally in certain algae, Neurochem is taking steps to commercialize homotaurine as a branded nutraceutical product, potentially as early as mid-2008, through the creation of subsidiaries. A large number of physicians and families have requested access to the compound. The Company’s goal is to provide innovative health solutions to address critical unmet medical needs.

The Company also has ongoing research programs that are focused on the development of next generation compounds for AD and diabetes.
The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of Type II Diabetes and underlying diseases. As at December 31, 2007, Neurochem’s indirect equity investment represented approximately 23% of equity ownership, based on the issued and outstanding shares of Innodia.
A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 23% as at December 31, 2007, based on the issued and outstanding shares of the Company as of that date. Picchio Pharma Inc. is a joint venture healthcare investment company established between FMRC Family Trust, a trust of which Dr. Francesco Bellini is a beneficiary, and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.
In January 2007, the litigation with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)) came to a conclusion when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem.
In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications. The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded $35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately $1.8 million. Neurochem has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the Neurochem inventions and pending patent applications, leaving its earlier ruling intact.
The Company has significant tax losses that may be used to reduce future taxable income. See note 16 of the Consolidated Financial Statements for more details.
As at December 31, 2007, Neurochem’s workforce comprised 170 employees. During the year ended December 31, 2006 and the first quarter of 2007, the Company increased its workforce in anticipation of commercialization and completion of clinical programs. During the second quarter of 2007, the workforce was reduced due to delays encountered in the product candidate development programs.

Selected Financial information
(In thousands of US dollars, except per share data)

	Years ended December 31
	2007	2006	2005
	(audited)	(audited)	(audited)
	$	$	$
Revenues:
Collaboration agreement	1,119	2,106	2,793
Reimbursable costs	396	712	872

	1,515	2,818	3,665

Expenses:
Research and development (R&D)	55,732	51,688	41,676
Research tax credits and grants	(2,161)	(1,899)	(3,626)
Other R&D charges	—	1,127	—

	53,571	50,916	38,050

General and administrative	10,581	11,522	18,333
Arbitral award	—	1,835	—
Reimbursable costs	396	712	872
Stock-based compensation	4,275	3,569	3,958
Depreciation, amortization and patent cost write-off	1,698	1,556	2,632

	70,521	70,110	63,845

Loss before undernoted items	(69,006)	(67,292)	(60,180)

Interest income	3,341	2,077	1,718
Interest and bank charges	(202)	(133)	(381)
Accretion expense	(15,751)	(550)	—
Change in fair value embedded derivatives	(870)	—	—
Change in fair value of third-party asset-backed commercial paper	(1,184)	—	—
Foreign exchange gain (loss)	1,130	(280)	154
Other income	1,274	1,348	772
Share of loss in a company subject to significant influence	(327)	(2,440)	(2,578)
Non-controlling interest	109	801	768

	(12,480)	823	453

Net loss	(81,486)	(66,469)	(59,727)

Net loss per share: Basic and diluted	(1.85)	(1.72)	(1.70)

Selected Financial information (continued)
(In thousands of US dollars, except per share data)

	December 31,	December 31,	December 31,
	2007	2006	2005
	(audited)	(audited)	(audited)
	$	$	$
Total assets	78,431	71,402	83,150

Total long-term financial liabilities	36,700	34,285	178

RESULTS OF OPERATIONS
Year ended December 31, 2007 compared to the year ended December 31, 2006
Revenue from collaboration agreement amounted to $1,119,000 for the year ended December 31, 2007, compared to $2,106,000 for the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. As previously discussed, the Company anticipates a decision by the FDA regarding eprodisate (KIACTA™) in April 2008. The decrease in revenue from collaboration agreement is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Reimbursable costs revenue amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $55,732,000 for the year ended December 31, 2007, compared to $51,688,000 for the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. For the year ended December 31, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as drug discovery programs. The Company expects research and development expenses to decrease in the near future as clinical development activities will be reduced primarily due to the termination of the tramiprosate (ALZHEMED™) clinical program.
Research tax credits and grants amounted to $2,161,000 for the year ended December 31, 2007, compared to $1,899,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for

expenditures incurred in Quebec. The increase is due to higher eligible expenditures in the current year and the realization of tax credits from prior years that met the criteria for recognition in the current year.
Other research and development charges amounted to nil for the year ended December 31, 2007, compared to $1,127,000 for the previous year. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totalled $10,581,000 for the year ended December 31, 2007, compared to $11,522,000 for the previous year. These costs are incurred to support the overall activities of the Company. The decrease is mainly due to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Arbitral award amounted to nil for the year ended December 31, 2007, compared to $1,835,000 for the previous year. This expense related to the dispute with Immtech, as described previously.
Reimbursable costs amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $4,275,000 for the year ended December 31, 2007, compared to $3,569,000 for the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Depreciation, amortization and patent cost write-off amounted to $1,698,000 for the year ended December 31, 2007, compared to $1,556,000 for the previous year. The increase in 2007 is attributable to patent cost of $239,000 written off during the year, for which no future benefit was expected to be realized.
Interest income amounted to $3,341,000 for the year ended December 31, 2007, compared to $2,077,000 for the previous year. The increase is mainly attributable to higher average cash balances during the current year, compared to the previous year.
Accretion expense amounted to $15,751,000 for the year ended December 31, 2007, compared to $550,000 for the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the year ended December 31, 2007, $10,430,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007. Please refer to the Liquidity and Capital Resources section for more details on the convertible notes.

Change in fair value of embedded derivatives amounted to a loss of $870,000 for the year ended December 31, 2007 and represents the variation in the fair value of the embedded derivatives included in the aggregate $80,000,000 Senior and Junior Notes issued in May 2007.
Change in fair value of third-party asset-backed commercial paper amounted to a loss of $1,184,000 for the year ended December 31, 2007 and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $1,130,000 for the year ended December 31, 2007, compared to a loss of $280,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains recognized during 2007 are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the period.
Other income amounted to $1,274,000 for the year ended December 31, 2007, compared to $1,348,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The 2006 income includes an amount of $293,000 in respect of the recovery of prior years’ property taxes.
Share of loss in a company subject to significant influence amounted to $327,000 for the year ended December 31, 2007, compared to $2,440,000 for the previous year. Non-controlling interest amounted to $109,000 for the year ended December 31, 2007, compared to $801,000 for the previous year. These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to a nominal value.
Net loss for the year ended December 31, 2007 amounted to $81,486,000 ($1.85 per share), compared to $66,469,000 ($1.72 per share) for the previous year.
Fourth quarter (unaudited)
For the fourth quarter ended December 31, 2007, the Company recorded a net loss of $16,097,000 ($0.33 per share), compared to $17,011,000 ($0.44 per share) for the corresponding period in the previous year.
Total revenues for the quarter ended December 31, 2007, amounted to $270,000 compared to $675,000 for the corresponding period in the previous year. The decrease is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Research and Development expenses, before tax credits and grants, amounted to $12,199,000 for the quarter ended December 31, 2007, compared to $14,142,000 for the corresponding period in the previous year. The decrease is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the North American Phase III clinical trial.

General and administrative expenses totalled $1,397,000 for the quarter ended December 31, 2007, compared to $2,819,000 for the corresponding period in the previous year. These costs are incurred to support the overall activities of the Company. The decrease is mainly attributable to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Accretion expense amounted to $1,183,000 for the quarter ended December 31, 2007, compared to $550,000 for the corresponding period in the previous year. The increase is due to accretion expense recorded on the $40,000,000 6% Senior Notes issued in May 2007.
Change in fair value of third party asset-backed commercial paper amounted to a loss of $1,184,000 for the quarter ended December 31, 2007, and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. Refer to the Liquidity and Capital Resources section for more details.
Year ended December 31, 2006 compared to the year ended December 31, 2005
Revenue from collaboration agreement amounted to $2,106,000 for the year ended December 31, 2006, compared to $2,793,000 for the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue.
Reimbursable costs revenue amounted to $712,000 for the year ended December 31, 2006, compared to $872,000 for the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $51,688,000 for the year ended December 31, 2006, compared to $41,676,000 for the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study. For the year ended December 31, 2006, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as drug discovery programs.
Research tax credits and grants amounted to $1,899,000 for the year ended December 31, 2006, compared to $3,626,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits of $1,100,000 recorded during 2005, claimed in respect of research and development taxable benefits on stock options for 2005 and prior years. Also, research grants for the year ended December 31, 2005, include the final contribution of $948,000 received by the Company under the Technology Partnerships Canada Program for the development of tramiprosate (ALZHEMED™).

Other research and development charges amounted to $1,127,000 for the year ended December 31, 2006. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totalled $11,522,000 for the year ended December 31, 2006, compared to $18,333,000 for the previous year. The decrease is primarily attributable to a reduction in legal fees incurred by the Company regarding the dispute with Immtech.
Arbitral award amounted to $1,835,000 for the year ended December 31, 2006 and relates to the dispute with Immtech, as discussed previously.
Reimbursable costs amounted to $712,000 for the year ended December 31, 2006, compared to $872,000 for the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $3,569,000 for the year ended December 31, 2006, compared to $3,958,000 for the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is primarily attributable to expenses of $1,189,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.
Depreciation, amortization and patent cost write-off amounted to $1,556,000 for the year ended December 31, 2006, compared to $2,632,000 for the previous year. The decrease is mainly attributable to the write-off of patent costs of $704,000 recorded in 2005 in relation to non-core technology patents, responsibility for which reverted to Parteq Research & Development Innovations, the technology transfer office of Queen’s University. The decrease is also attributable to the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities located in Laval, Quebec. As a result of the transaction, the Company had no depreciation expense for the buildings in 2006. In 2005, depreciation expense on the buildings was recorded up to the date of the sale-leaseback transaction.
Interest income amounted to $2,077,000 for the year ended December 31, 2006, compared to $1,718,000 for the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current year, compared to the previous year.
Interest and bank charges amounted to $133,000 for the year ended December 31, 2006, compared to $381,000 for the previous year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.
Accretion expense amounted to $550,000 for the year ended December 31, 2006, and mainly represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006. Please refer to the section Liquidity and Capital Resources for more details on the convertible notes.

Foreign exchange loss amounted to $280,000 for the year ended December 31, 2006, compared to a gain of $154,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in currencies other than the Canadian dollar. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the year. Prior to July 1, 2007, the Company’s functional currency was the Canadian dollar.
Other income amounted to $1,348,000 for the year ended December 31, 2006, compared to $772,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The increase is mainly attributable to recovery of prior years’ property taxes in 2006 in the amount of $293,000.
Share of loss in a company subject to significant influence amounted to $2,440,000 for the year ended December 31, 2006, compared to $2,578,000 for the previous year. Non-controlling interest amounted to $801,000 for the year ended December 31, 2006, compared to $768,000 for the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia, for which Neurochem is the primary beneficiary.
Net loss for the year ended December 31, 2006 amounted to $66,469,000 ($1.72 per share), compared to $59,727,000 ($1.70 per share) for the previous year.
Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Second	724	(18,113)	(0.47)
First	725	(14,836)	(0.39)
The increase in quarterly losses year over year, with the exception of the third and fourth quarter of 2007, is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The increase in the 2007 second quarter net loss is also due to accretion expense recorded on the convertible notes issued in November 2006 and May 2007. The decrease in the 2007 third quarter net loss, compared to the corresponding period the previous year is primarily due to a reduction in research and development expenses. The decrease in the 2007 fourth quarter net loss, compared to the corresponding period the previous year, is primarily due to a reduction in research, development and administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party asset-backed commercial paper.

Related party transactions
(In thousands of US dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Management services expense	2,343	2,164	1,981
Sub-lease revenue	858	846	579
In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened, which has since been amended. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Francesco Bellini, as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received in 2007 a monthly fee of approximately CDN$208,000. Pursuant to an amendment in 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors. During the year ended December 31, 2007, the Company paid $848,000 of performance-based fees, which was accrued as at December 31, 2006.
In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. Refer to the section Contractual Obligations for details.
In April 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period ending April 2008, with a gross rent of approximately CDN$960,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease referred to above. During 2007, the lease agreement was extended to April 2011, with a gross rent of approximately CDN$968,000 per year.
Please refer to notes 8, 14(b) and 15(b) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.
FINANCIAL CONDITION
Liquidity and capital resources
As at December 31, 2007, the Company had available cash, cash equivalents and marketable securities of $58,672,000, compared to $48,758,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.

Financing activities
Proceeds from the issue of share capital for the year ended December 31, 2007, amounted to $371,000 and are related to the issue of share capital pursuant to the exercise of stock options. Proceeds from the issue of share capital for the year ended December 31, 2006, amounted to $8,641,000 and are mainly related to the warrant exercised by Picchio Pharma on February 16, 2006, which was previously issued pursuant to a February 2003 private placement and was otherwise scheduled to expire on February 18, 2006. Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $69,829,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during that year. In March 2005, the Company completed a public offering of its common shares in the US and in Canada. The Company issued four million common shares at a price of $15.30 per share. Total proceeds from the offering were $61,200,000 and the issue costs totaled $4,107,000. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $7,189,000 and resulting in the issuance of 2,800,000 common shares from treasury.
Net proceeds from convertible notes amounted to $74,279,000 for the year ended December 31, 2007 and are in respect of the $80,000,000 aggregate principal amount of convertible notes issued in May 2007, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Of the net proceeds from the offering, $34,274,000 has yet to be spent as of December 31, 2007. As at December 31, 2007, the use of proceeds has conformed in all material respects, with the expectations set forth in the prospectus filed publicly. Net proceeds from convertible notes amounted to $40,306,000 for the year ended December 31, 2006 and are in respect of the private placement entered into in November 2006 of $42,085,000 aggregate principal amount of 6% convertible senior notes due in 2026, with a conversion premium of 20%. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. Refer to note 10 of the Consolidated Financial Statements for more details.
Proceeds from sale-leaseback amounted to $26,411,000 for the year ended December 31, 2005, and are in respect of the Company’s facilities located in Laval, Quebec. The transaction generated a net gain of CDN$21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, CDN$9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to $60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive trading days. Given that the current price per share has been below the minimum price as per the agreement, the agreement may be terminated at any time. As at December 31, 2007, the Company had not drawn any funds under the ELOC. See subsequent event note for terms of amendment.
Investing activities
Additions to property and equipment for the year ended December 31, 2007, amounted to $575,000, compared to $801,000 for the year ended December 31, 2006, and $1,126,000 for the year ended December 31, 2005. The main additions to property and equipment for these three years were composed of research equipment. Additions to patents for the year ended December 31, 2007, amounted to $1,180,000, compared to $1,716,000 for the year ended December 31, 2006, and $939,000 for the year ended December 31, 2005.
Addition to long-term investment amounted to $1,464,000 for the year ended December 31, 2006 and represents the Company’s additional indirect equity investment in Innodia, as described above.
Other
As at January 31, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,815,233 options granted under the stock option plan, 2,884,471 shares potentially issuable under the convertible notes and 2,250,645 warrants outstanding, for a maximum of 57,018,444 common shares, on a fully diluted basis.
The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.
“Restricted Cash” presented on the Consolidated Balance Sheet is composed of short-term investments pledged to a bank as collateral for two letters of credit; the first in the amount of $6,000,000 was issued in connection with the potentially refundable upfront payment received under the collaboration agreement with Centocor and the second in the amount of CDN$640,000 was granted in favour of a landlord in relation to the lease of a building. As at December 31, 2007, restricted cash is composed of third-party asset-backed commercial paper (ABCP). These investments were due to mature during the third quarter of 2007 but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. At the time these investments were acquired, the ABCP were rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. The ABCP are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the conversion of the ABCP into longer-term financial instruments with maturities corresponding to the underlying assets. A Pan-Canadian Investors Committee (the Committee) was established to oversee the orderly restructuring of these instruments during this standstill period. A restructuring plan was announced by the Committee on December 23, 2007, and is anticipated to be completed by the end of March, 2008. During the quarter ended December 31, 2007, the Company recorded a provision for losses in the amount of $1,184,000 in respect of ABCP, reflecting the Company’s estimated reduction in the fair value of these investments as at December 31, 2007. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows, ranging from 7 to 30 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with highly rated notes and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the outcome of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current best estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the third party ABCP liquidity issue. During the third and fourth quarter of 2007, both letters of credit were renewed upon their respective annual expiry, with the ABCP issued as collateral.
Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2007, the Company has incurred a cumulative deficit since inception of $318,254,000 of which research and development expenditures totalled $224,622,000 before net research tax credits and grants of $21,253,000. The Company expects operating expenses to decrease during fiscal 2008, primarily due to the early termination of the tramiprosate (ALZHEMED™) program, however the Company intends to continue to invest in product research and development and preparations to commercialize homotaurine as a branded nutraceutical product.
The Company signed a collaboration and distribution agreement with Centocor in respect of eprodisate (KIACTA™) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, issuance of convertible notes, payments received under collaboration and research and development agreements, proceeds from the sale-leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from partnership, revenue from nutraceutical product commercialization, collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, potential revenue from commercialization of nutraceutical products, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 20 of the Consolidated Financial Statements.
Contractual Obligations
As at December 31, 2007, Neurochem’s future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, management fees for Picchio International, as well as payments in relation to the convertible notes. Future contractual obligations by year of maturity are presented below.

	Payments Due by Period
	(in thousands of US dollars)
Contractual		Less than 1			More than 5
obligations	Total	year	1-3 years	3-5 years	years

Operating leases	42,724	2,916	5,966	6,298	27,544

Clinical trial agreements	3,732	3,716	16	Nil	Nil

Management fees	2,317	2,317	Nil	Nil	Nil

Convertible notes (1)	46,585	Nil	Nil	46,585	Nil

Interest payments on convertible notes (1)	11,180	2,795	5,590	2,795	Nil

(1)	Assumes redemption of convertible notes in November 2011.
     Refer to note 10 to the Consolidated Financial Statements for terms and conditions.
The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as discussed previously.
The Company has letters of credit granted in favour of Centocor for $6,000,000 and a landlord for CDN$640,000; marketable securities are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2007.
In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.

The Company has entered into a number of other agreements, which involve future commitments, including agreements with Parteq Research and Development Innovations and the federal Ministry of Industry (Technology Partnerships Canada Program). Please refer to note 14 of the Consolidated Financial Statements for the year ended December 31, 2007.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer’s management, including its chief executive officer and chief financial officer (or persons who perform similar functions to a chief executive officer and chief financial officer), as appropriate, to allow timely decisions regarding required disclosure.
The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2007.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control Over Financial Reporting
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2007, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR was effective as of December 31, 2007.
Attestation Report of Independent Registered Public Accounting Firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on the Company’s financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of the Company’s ICFR as of December 31, 2007.
Changes in Internal Controls Over Financial Reporting
No changes were made in the Company’s ICFR during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect its ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in accordance with GAAP requires management to adopt accounting policies and to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates. The Company’s significant accounting policies are described in Note 3 to the audited Consolidated Financial Statements. Management considers that the following accounting policies and estimates are the more important in assisting an understanding and evaluating the Company’s consolidated financial statements.
Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the service is performed, the amount is determinable and collection is reasonably assured.
Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.
Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered “more likely than not” to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2007. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.
Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.
Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.
CHANGE IN ACCOUNTING POLICIES
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007, were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates.
For comparative purposes, historical financial statements have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
New accounting pronouncements adopted in 2007
On January 1, 2007, the Company adopted the following new accounting standards issued by the CICA:
Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. A new financial statement has been presented in relation to Section 1530.
Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.
Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.
The Company has designated its financial instruments as follows:
▪  Cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market at each reporting dates with all unrealized losses recognized in comprehensive income.
▪ Other receivables are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, these financial instruments are measured at amortized cost using the effective interest rate method.
The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The change in accounting policy related to embedded derivatives resulted in an increase of $155,000 to the opening deficit at the date of adoption.

As a result of adopting Section 3855, deferred financing costs of $1,535,000 as at January 1, 2007, relating to convertible notes, have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs are being amortized using the effective interest method over the life of the related debt.
Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.
Recent accounting pronouncements to be adopted
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.
Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and will not impact the financial results of the Company. This standard is effective January 1, 2008.
Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and will not impact the financial results of the Company. These standards are effective January 1, 2008.
International Financial Reporting Standards (IFRS)
In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating IFRS into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA needs to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. These standards are effective for fiscal years beginning on January 1, 2011.
SUBSEQUENT EVENTS
On February 20, 2008, the Company’s Board of Directors approved the following transactions:
(a) The issuance of 2,445,000 options to purchase common shares to be issued under the stock option plan of the Company. The option price per share will be determined based on the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange.

(b) The Company renewed the management services agreement entered into with Picchio International Inc. to November 30, 2008.
(c) The Company entered into an amendment with respect to the ELOC facility. The term of the ELOC facility has been extended to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of draw-down.
(d) The name-change from Neurochem to BELLUS HealthTM, pending shareholder approval at the next annual meeting.
RISKS AND UNCERTAINTIES
Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company’s product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical, biotechnology and nutraceutical companies.
Product research and development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company’s products. A setback in any of the Company’s clinical trials may cause a drop in the Company’s stock price. Difficulties encountered in enrolling patients in the Company’s clinical trials could delay or adversely affect the trials. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company’s products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential products will gain market acceptance among physicians, patients, healthcare payers, the medical community and consumers.
Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others. Patent litigation is costly and time consuming and may subject the Company to liabilities.
The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products, including Centocor for the commercialization of eprodisate (KIACTA™). There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.
Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of stock options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology, nutraceutical and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.
A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form and prospectuses available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of this Management’s Discussion and Analysis, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.